

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Glenn Tynan
Chief Financial Officer
Curtiss-Wright Corporation
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

      **Re:    Curtiss-Wright Corporation**
              **Form 10-K for Fiscal Year Ended December 31, 2014**
              **Filed February 19, 2015**
              **File No. 1-134**

Dear Mr. Tynan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Terence O'Brien

                                          Terence O'Brien
                                          Accounting Branch Chief